Ratio of earnings to fixed charges
Ratio of earnings to fixed charges - Group

in	6M12	2011	2010	2009	2008		2007

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,329	3,461	7,487	8,077	(14,902)		13,740

Income from equity method investments	(65)	(138)	(164)	(56)	82		(196)

Pre-tax earnings/(loss) from continuing operations	1,264	3,323	7,323	8,021	(14,820)		13,544

Fixed charges:
Interest expense	8,841	16,569	18,992	18,397	39,403		54,108

Interest portion of rentals [1]	314	606	601	590	574		584

Preferred dividend requirements	114	216	162	131	60		0

Total fixed charges	9,269	17,391	19,755	19,118	40,037		54,692

Pre-tax earnings before fixed charges	10,533	20,714	27,078	27,139	25,217		68,236

Noncontrolling interests	202	837	822	(313)	(2,619)		4,738

Earnings before fixed charges and provision for income taxes	10,331	19,877	26,256	27,452	27,836		63,498

Ratio of earnings to fixed charges	1.11	1.14	1.33	1.44	0.70	[2]	1.16

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The coverage deficiency was CHF 12,201 million for the year ended December 31, 2008.